Letter Agreement

To:

Epiphany Funds

106 Decker Court, Suite 226

Irving, TX 75062

Dear Board Members:

You have engaged us to act as the investment sub-adviser to the Epiphany FFV Ecologic Fund (the “Fund”) pursuant to an advisory agreement approved by the Board on August 24, 2012 (the “Agreement”).

Through February 28, 2014, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses) at:

1.50% of the average daily net assets for the Class A and Class N Shares of the Fund and

2.25% of the average daily net assets for the Class C shares of the Fund for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, ECOLOGIC ADVISORS, INC. By: __________________________________ Name: Frank J. Morris Title: Principal

Acceptance

The foregoing Agreement is hereby accepted.

EPIPHANY FUNDS By: __________________________________ Name: Sam Saladino Title: President